GS CARBON CORPORATION
                           One Penn Plaza, Suite 1612
                               New York, NY 10119

                                                     July 24, 2007
VIA EDGAR
Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re: GS Carbon Corporation
                Preliminary Information Statement on Schedule 14C
                Registration No. 0-11115
                Filed on July 5, 2007

Dear Ms. Garnett:

     I am writing in response to your letter to me dated July 17, 2007. The Staff's comment that was set forth in your letter is repeated below, followed by our response.

1. We note that you are seeking to change the name of GS Carbon Corporation to "Seaway Valley Capital Corporation" as a result of the sale of a majority stake in GS Carbon Corporation to Seaway Capital, Inc. In light of the fact that this name change involves a merger, please revise your information statement to include the disclosure required by Item 14 of Schedule 14A or tell us why the disclosure is not required. Refer to Note A to Schedule 14A.

Response to Comment 1:

Simultaneous with the filing of this letter, we are filing the definitive information statement. In response to the Staff's comment, we have clarified in the definitive statement that the name change is being implemented pursuant to the agreement that transferred majority control of GS Carbon to Seaway Capital, Inc. The disclosure required by Item 14 of Schedule 14A is not required, as no transaction of the type itemized in subsection (a) of Item 14 has occurred nor is any such transaction being voted upon.

Acknowledgement

     The undersigned, as President of GS Carbon Corporation, Inc., hereby acknowledges that:

- GS Carbon Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- GS Carbon Corporation may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Yours.

                                     /s/ Thomas Scozzafava
                                     ------------------------------------
                                         Thomas Scozzafava, President